UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)

ALLIANCEBERNSTEIN L.P.

(f/k/a Alliance Capital Management L.P.)

(Name of Issuer)

Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(CUSIP Number)

Anders Malmström

Senior Executive Vice President and Chief Financial Officer

AXA Equitable Holdings, Inc.

1290 Avenue of the Americas

New York, New York 10104

(212) 554-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Helen Browne, General Counsel

AXA, 25, avenue Matignon

75008 Paris, France

011-331-40-75-57-00

March 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA S.A. 98-0342809
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0- See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA Assurances I.A.R.D. Mutuelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0- See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA Assurances Vie Mutuelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0- See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA Equitable Holdings, Inc. 90-0226248
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,192,758 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 51,192,758 - See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Alpha Units Holdings, Inc. 83-2796390
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,406,933 - See Items 4 and 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 74,406,933 - See Items 4 and 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,406,933 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA-IM HOLDING U.S. INC. 68-0461436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,934,582 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 41,934,582 - See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,934,582 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA Equitable Financial Services, LLC 52-2197822
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,587,472 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MONY Life Insurance Company of America 86-0222062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,587,472 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,587,472 - See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,587,472 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

This Amendment No. 20 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on June 30, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on November 27, 2002, Amendment No. 2 to the Schedule 13D filed on March 9, 2004, Amendment No. 3 to the Schedule 13D filed on December 22, 2004, Amendment No. 4 to the Schedule 13D filed on March 7, 2007, Amendment No. 5 to the Schedule 13D filed on December 19, 2008, Amendment No. 6 to the Schedule 13D filed on January 8, 2009, Amendment No.7 to the Schedule 13D filed on April 1, 2009, Amendment No. 8 to the Schedule 13D filed on December 16, 2011, Amendment No. 9 to the Schedule 13D filed on September 23, 2013, Amendment No. 10 to the Schedule 13D filed on December 20, 2013, Amendment No. 11 to the Schedule 13D filed on January 5, 2016, Amendment No. 12 to the Schedule 13D filed on May 1, 2017, Amendment No. 13 to the Schedule 13D filed on July 3, 2017, Amendment No. 14 to the Schedule 13D filed on December 13, 2017, Amendment No. 15 to the Schedule 13D filed on March 6, 2018, Amendment No. 16 to the Schedule 13D filed on April 25, 2018, Amendment No. 17 to the Schedule 13D filed on October 1, 2018, Amendment No. 18 to the Schedule 13D filed on December 21, 2018 and Amendment No. 19 to the Schedule 13D filed on January 3, 2019, which Schedule 13D relates to the units of limited partnership interest (“AB Capital Units”) of AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership (“AllianceBernstein”).

This Amendment No. 20 is being filed to amend Items 4 and 5 of the Schedule 13D as follows:

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

On March 25, 2019, AXA S.A. (“AXA”) completed a secondary public offering of 46,000,000 shares (the “Offering”) of AXA Equitable Holdings Inc.’s (“EQH”) common stock and the sale to EQH of 30,000,000 shares (the “Share Buyback”) of EQH’s common stock. Following completion of the Offering and the Share Buyback, AXA owns less than 50% of the outstanding shares of common stock of EQH.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) are hereby amended by replacing the first paragraph thereof with the below paragraph:

(a) & (b) At the close of business on March 25, 2019 and immediately following the transactions described in Item 4 above, EQH beneficially owned directly 2,566,838 Units representing approximately 2.7% of the Units outstanding and 51,192,758 AB Capital Units representing approximately 19.0% of the AB Capital Units outstanding; Alpha Units Holdings beneficially owned directly 1,444,356 Units representing approximately 1.5% of the Units outstanding and 74,406,933 AB Capital Units representing approximately 27.7% of the AB Capital Units outstanding; AXA-IM Holding did not beneficially own directly any Units and beneficially owned directly 41,934,582 AB Capital Units representing approximately 15.6% of the AB Capital Units outstanding; and MLOA did not beneficially own directly any Units and beneficially owned directly 2,587,472 AB Capital Units representing approximately 1.0% of the AB Capital Units outstanding. EQH, Alpha Units Holdings, AXA-IM Holding, and MLOA have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective directly owned Units and AB Capital Units. By reason of its ownership interest in Alpha Units Holdings, AXA-IM Holding, AXAFS and MLOA, EQH may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 1,444,356 Units owned directly by Alpha Units Holdings which, together with the 2,566,838 Units owned directly by EQH, represent approximately 4.2% of the Units outstanding, and the 74,406,933 AB Capital Units owned directly by Alpha Units Holdings, the 41,934,582 AB Capital Units owned directly by AXA-IM Holding and the 2,587,472 AB Capital Units owned directly by MLOA, which, together with the 51,192,758 AB Capital Units owned directly by EQH, represent approximately 63.3% of the AB Capital Units outstanding. By reason of its ownership interest in MLOA, AXAFS may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 2,587,472 AB Capital Units owned directly by MLOA which represents approximately 1.0% of the AB Capital Units outstanding.

(This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)

(c) Other than as described in Item 4 above during the 60 days preceding the filing of this Amendment, no transactions in Units or AB Capital Units were made by the Reporting Persons.

(e) As a result of the Offering and Share Buyback, AXA no longer owns more than 50% of the outstanding shares of common stock of EQH, and, accordingly, this Amendment No. 20 constitutes an exit filing for AXA and the Mutuelles AXA.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 17 to the Schedule 13D filed with the Securities and Exchange Commission on August 4, 1992)

Exhibit 2	Power of Attorney with respect to AXA (incorporated by reference to Exhibit 13 filed with Amendment No. 19 to the AB Holding Schedule 13D filed with the Securities and Exchange Commission on January 5, 2016)

Exhibit 3	Power of Attorney with respect to AXA Assurances I.A.R.D. Mutuelle (incorporated by reference to Exhibit 14 filed with Amendment No. 19 to the AB Holding Schedule 13D filed with the Securities and Exchange Commission on January 5, 2016)

Exhibit 4	Power of Attorney with respect to AXA Assurances VIE Mutuelle (incorporated by reference to Exhibit 15 filed with Amendment No. 19 to the AB Holding Schedule 13D filed with the Securities and Exchange Commission on January 5, 2016)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2019

AXA S.A.

AXA ASSURANCES I.A.R.D. MUTUELLE

AXA ASSURANCES VIE MUTUELLE

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2019

AXA EQUITABLE HOLDINGS, INC.

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Vice President and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2019

ALPHA UNITS HOLDINGS, INC.

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Chairman of the Board, President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2019

AXA-IM HOLDING U.S. INC.

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Chairman of the Board, President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2019

AXA EQUITABLE FINANCIAL SERVICES, LLC

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Director and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2019

MONY LIFE INSURANCE COMPANY OF AMERICA

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Vice President and Chief Financial Officer